January 11, 2011

Mr. William Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. MS 3561

Washington, D.C. 20002

RE:	Transcend Services, Inc. Form 10-Q for the quarter ended September 30, 2010 (filed November 9, 2010) and Definitive Proxy Statement filed on Schedule 14A (filed April 12, 2010 file No. 0-18217)

Dear Mr. Thompson:

This letter is in response to the letter (the “Comment Letter”) dated December 28, 2010 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Transcend Services, Inc. (“Transcend” or the “Company”) filings referenced above. We have set forth below in bold text the comments contained in the Comment Letter followed by our responses.

In connection with responding to these comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings, including all information required under the Securities Act of 1933 and all information investors require for an informed decision;

•	Staff comments, changes to disclosure in response to staff comments and/or declaration of effectiveness do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments or declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended September 30, 2010

Part I. Financial Information

Item 1. Financial Statements

Note 10. Stock-Based Compensation, page 12

1.	We note your disclosure regarding errors in accounting for stock-based compensation identified when you implemented the equity tracking software system. Please refer to ASC 250-10-45-26 and tell us why you recognized the effect of the error correction related to the prior fiscal years in the second quarter rather than in the first quarter. We also note your disclosure in the third paragraph under the “Basis of Presentation” subheading on page 7 that you evaluated the materiality of the error recognized in the first quarter and determined that a restatement of your Quarterly Report on Form 10-Q for the first quarter of 2010 was unnecessary. Please tell us whether your assessment of materiality would change if you recorded the effect of the errors related to prior fiscal years in the first quarter. If not, please provide us with your materiality assessment. If so, please tell us your consideration for filing a current report under Item 4.02 of Form 8-K and an amendment to your Quarterly Report on Form 10-Q for the first quarter of 2010.

RESPONSE:

ASC 250-10-45-26, which describes the procedures for reporting interim errors, is subject to materiality considerations, therefore our assessment of materiality was central to the manner in which we recorded and reported the error. Since we concluded that the error was not material, as described in detail below, the requirements of ASC 250-10-45-26 did not apply.

In accordance with SAB108 and ASC 250-10-45-27, the period and cumulative effects were calculated for the following financial statement items: pre-tax income, net income, earnings per share, additional paid-in capital (“APIC”), total equity and total assets. As described below, our assessment of materiality did take into account the impact of recording the effect of the errors related to prior fiscal years in the first quarter of 2010. Our conclusions were based on that consideration.

The remainder of this response provides the details supporting our conclusions.

Background.

We discovered errors in our accounting for stock compensation expense while implementing an equity tracking software system in June 2010 and quantified the magnitude of the errors in July 2010. We recorded two types of adjustments with a total impact of $676,000 (pre-tax), broken down as follows:

Vesting of restricted stock in Q1 2010	$231,000

Errors in forfeiture and volatility rates: 2006-2009	$308,000
Errors in forfeiture and volatility rates: Q1 2010	$137,000

Subtotal	$445,000

Total	$676,000

We recorded the $231,000 adjustment in the first quarter. In accordance with SAB108, correcting prior period financial statements for immaterial errors does not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior period financial statements. We concluded that the $231,000 error was immaterial. Accordingly, we did not amend our first quarter Form 10-Q for the $231,000 error. Instead, we corrected the error in the June 30 year-to-date financial statements in the Form 10-Q for the second quarter of 2010 by including the adjustment in the first quarter of 2010 and disclosing the impact on the first quarter of 2010.

We recorded the $445,000 adjustment in the second quarter of 2010. Our determination regarding the proper period to record this error was based on our quantitative and qualitative analysis of both errors separately and together for all periods (as described below) and the definition of materiality.

The FASB Concepts Statement 2 states the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Both quantitative and qualitative factors must be considered.

Relying on this definition of materiality, we examined the quantitative and qualitative factors in detail.

Quantitative Analysis.

The tables below summarize the SAB 108 analysis that we completed in July 2010, focusing on the first quarter 2010 and projected results for the full year 2010. Per your request, we have also attached the analysis completed at that time – see Exhibit A.

Transcend Services, Inc.

SAB 108 Analysis

Adj 1: relates to the vesting of restricted stock in the first quarter of 2010

Adj 2: relates to other errors in accounting for stock-based compensation beginning in 2006 that were discovered when the Company implemented its new equity tracking software system in June 2010.

First Quarter 2010

	03/31/10	Adj 1 Q1 2010		Adj 1 Cumulative		Adj 2 Q1 2010		Adj 2 Cumulative		Total Q1 2010		Total Cumulative
	as Reported	$	%	$	%	$	%	$	%	$	%	$	%
Pre-Tax Income	2,648,000	231,000	8.7%	231,000	8.7%	137,000	5.2%	445,000	16.8%	368,000	13.9%	676,000	25.5%
Net Income	1,632,000	153,000	9.4%	153,000	9.4%	100,364	6.1%	326,000	20.0%	253,364	15.5%	479,000	29.4%
EPS, Diluted	0.150	0.014	9.4%	0.014	9.4%	0.009	6.1%	0.030	20.0%	0.023	15.5%	0.044	29.4%
APIC	61,381,000	153,000	0.2%	153,000	0.2%	100,364	0.2%	326,000	0.5%	253,364	0.4%	479,000	0.8%
Total Equity	61,285,000	153,000	0.2%	153,000	0.2%	100,364	0.2%	326,000	0.5%	253,364	0.4%	479,000	0.8%
Total Assets	71,093,000	153,000	0.2%	153,000	0.2%	100,364	0.1%	326,000	0.5%	253,364	0.4%	479,000	0.7%
Shares, Diluted	10,913,000

2010 Projected

	Projected			Adj 1 Cumulative				Adj 2 Cumulative				Total Cumulative
	2010			$	%			$	%			$	%
Pre-Tax Income	13,000,000			231,000	1.8%			445,000	3.4%			676,000	5.2%
Net Income	8,060,000			153,000	1.9%			326,000	4.0%			479,000	5.9%
EPS, Diluted	0.733			0.014	1.9%			0.030	4.0%			0.044	5.9%
APIC	61,381,000			153,000	0.2%			326,000	0.5%			479,000	0.8%
Total Equity	61,285,000			153,000	0.2%			326,000	0.5%			479,000	0.8%
Total Assets	71,093,000			153,000	0.2%			326,000	0.5%			479,000	0.7%
Shares, Diluted	11,000,000

Balance sheet items are 3/31 actual vs. projected

We considered the impact of each error individually. We also aggregated the errors (including the $308,000 cumulative impact through December 31, 2009) and analyzed the impact to all periods. The key quantitative factors from the tables above that we considered for the aggregated $676,000 pre-tax income errors were as follows:

•	The period and cumulative impact to all balance sheet items was below 1% - clearly not quantitatively material.

•

For the full year 2010, the cumulative impact was expected to be approximately 5.2% of pre-tax income and 5.9% of net income and diluted earnings per share based on $13 million of projected pre-tax income at the time the analysis was completed. We deemed this not to be quantitatively material and not to be material at all based upon FASB Concepts Statement 2 (see Qualitative Analysis and Conclusion below).

•

For the first quarter of 2010, the period impact is 13.9% of pre-tax income and 15.5% of net income and diluted EPS. The cumulative impact is 25.5% of pre-tax income and 29.4% of net income and diluted EPS. Because these percentages were fairly significant, we determined that the $231,000 error should be recorded in the first quarter of 2010, since it was clearly related to a discreet vesting event that occurred on March 31, 2010. We then considered the period in which to record the $445,000 error (including the $308,000 cumulative impact through December 31, 2009). Due to the nature of the item in question, we relied heavily on the qualitative analysis summarized below – along with the non-material quantitative impact to the full year 2009 and 2010 results (discussed above and presented in Exhibit A) – in determining that this error should be recorded in the second quarter of 2010 (see Qualitative Analysis and Conclusion below).

Qualitative Analysis.

•

Because of the nature of the item in question – stock compensation expense – we took special note of the portions of the definition of materiality in FASB Concept Statements 2 that relate to the surrounding circumstances, the judgment of a reasonable person and the need to consider qualitative factors along with quantitative factors.

•	Stock compensation expense is a non-cash operating expense that is frequently excluded by investors in some calculations for evaluating the operating performance of a company.

•

It has been our experience that investors are generally more interested in our revenue growth, gross margins, cash flow from operations and other operational indicators than in non-cash items like stock compensation expense. This is evidenced by the focus of questions from analysts, investors and potential investors on earnings conference calls, at conferences and in one-on-one meetings as well as the emphasis within analysts’ reports. We believed that investors were not likely to consider the adjustment as an item that would influence their investment decision given that it has no impact on prior or future cash flows and a nominal impact on future earnings or earnings trends.

•	The adjustment had no impact on debt covenant compliance.

•	The adjustment was immaterial to any single year and would have no or very little impact on any bonuses paid in prior periods.

•

The expected impact of lower forfeiture rates and lower volatility to future earnings is expected to be immaterial and is therefore unlikely to influence investors’ projections regarding future performance.

•	Since the bulk of the adjustment relates to non-deductible incentive stock options, there is very little impact (either positive or negative) to actual cash paid for taxes.

•	In summary, we determined that the $445,000 error was not qualitatively material.

Conclusion.

We have explained our treatment of the $231,000 error in the Background section above. To determine whether the $445,000 cumulative adjustment (including the $308,000 cumulative impact through December 31, 2009) should have been booked in the first quarter instead of the second quarter of 2010, we relied heavily on the non-material cumulative impact to the full year results for 2009 and 2010 (separately and aggregated with the $231,000 error) and the important qualitative factors outlined above. We carefully considered the percentage impact on first quarter 2010 earnings as well (separately and aggregated with the $231,000 error). Based on our evaluation of all factors taken as a whole, we concluded that the $445,000 cumulative adjustment did not rise to the level of materiality described in FASB Concepts Statement 2 in the first quarter of 2010. Accordingly, we recorded the $445,000 error in the second quarter of 2010.

Post-Announcement Reaction.

We discussed the stock compensation expense errors in our earnings release and conference call for the second quarter of 2010 and noted that there were very few comments or questions related to these items. One analyst asked if the adjustments to stock compensation expense would spill over into third quarter. Another investor remarked that the quarter was a little confusing because of the charges, but after reading the press release thoroughly, he thought it was a very good quarter.

The stock price was apparently unaffected by the charges. For the 30 days prior to the earnings call, the closing price averaged $14.19. For the thirty days after the call, the closing price also averaged $14.19. On the day of the call itself, the stock closed up by one penny. This reaction by the investment community lends credence to our conclusion that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the item.

Definitive Proxy Statement filed on Schedule 14A

Compensation Process, page 17

2.	In the second paragraph, we note that your CFO compared your executive officers’ compensation, including base salaries, other short-term cash compensation and long-term equity-based incentives to a 2009 executive compensation survey performed by a national consulting firm. It is unclear from your disclosure whether the comparison was for a more general purpose in setting compensation or if you were using the data to benchmark executive compensation. If you are benchmarking compensation in this comparison, please identify the component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If you do not engage in benchmarking in this comparison, explain in greater detail how you use the data.

RESPONSE:

The comparison to the survey was for a more general purpose in setting compensation. The Company and its Compensation Committee do not use any specific benchmark (such as a median) to set compensation levels. Assuming the compensation process does not change, we propose revising the disclosure in future filings to comply more clearly with Item 402(b)(2)(xiv) of Regulation S-K by adding the following sentence between the description of the surveys used and the discussion of the review process:

[Description of any surveys used].

The Company does not use survey data for specific benchmarking compensation of any elements of compensation. Rather, the survey data is used for general comparative purposes to verify that compensation is consistent with that of other similarly situated companies.

[Continue discussion of review process]

Please provide our counsel, John F. Sandy Smith, with a copy of any future correspondence. He can be reached by telephone at (404) 962-7574. His facsimile number is (404) 879-2974.

Please do not hesitate to contact the undersigned at (678) 808-0614 or lance.cornell@trcr.com with any questions or comments.

Best Regards,

/S/ LANCE CORNELL
Lance Cornell
Chief Financial Officer

Exhibit A

Transcend

FAS123R Adj.

	Total Adjustment					Percent of Pre-Tax Income
	ISO	NQSO	Res. Stock	Total Period	Total Cum.	Pre-Tax Income	% Per.	% Cum.	Net Income	NI Per.	NI Cum.	Shares	EPS Rpt	EPS Per.	EPS Cum.	% Per.	% Cum.
2009	196,079	15,284	(87,425)	123,938	308,417	10,796,000	1.1%	2.9%	6,759,000	77,598	193,100	8,921,000	$0.76	$0.01	$0.02	1.1%	2.9%
Q1 2010	57,856	(3,158)	313,244	367,942	676,359	2,648,000	13.9%	25.5%	1,632,000	253,364	479,000	10,913,000	$0.15	$0.02	$0.04	15.5%	29.4%
2010 YTD	57,856	(3,158)	313,244	367,942	676,359

Total / Projected	439,603	10,638	226,119	676,359	676,359	13,000,000	5.2%	5.2%	8,060,000	479,000	479,000	11,000,000	$0.73	$0.04	$0.04	5.9%	5.9%
				676,359

Note: These numbers are slightly different from the final numbers as reported:

	Reported	Above
ISOs/NQSOs	445,000	450,240
Restricted Stock	231,000	226,119

Total	676,000	676,359

Exhibit A

Transcend

FAS123R Adj.

	APIC	% Per.	% Cum.	Total Equity	% Per.	% Cum.	Total Assets	% Per.	% Cum.
2009	61,086,000	0.1%	0.3%	59,357,000	0.1%	0.3%	69,388,000	0.1%	0.3%
Q1 2010	61,381,000	0.4%	0.8%	61,285,000	0.4%	0.8%	71,093,000	0.4%	0.7%
2010 YTD
Total / Projected	61,381,000	0.8%	0.8%	61,285,000	0.8%	0.8%	71,093,000	0.7%	0.7%